FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	August	2013
BlackBerry Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	Univision Upgrades Entire Mobile Fleet with 2,000 BlackBerry Q10 Smartphones	3.

Document 1

  NEWS RELEASE
August 26, 2013

FOR IMMEDIATE RELEASE
Univision Upgrades Entire Mobile Fleet with 2,000 BlackBerry Q10 Smartphones

Univision Communications Inc launches UVideos App for BlackBerry 10

NEW YORK and WATERLOO, ON –BlackBerry® (NASDAQ: BBRY; TSX: BB) and Univision Communications Inc. (UCI), the leading media company serving Hispanic America,  today announced that Univision has purchased 2,000 BlackBerry® Q10 smartphones to upgrade all corporate issued BlackBerry smartphones. In addition to upgrading their entire mobile fleet, Univision is offering new BlackBerry® 10 apps on the BlackBerry® World™ storefront.

Univision has more than 60 local broadcast TV stations and nearly 70 radio stations, and uses BlackBerry as the backbone of their enterprise mobility and app development roadmap. When evaluating the latest smartphones available in today’s competitive marketplace, Univision chose to invest in BlackBerry because of the clear enterprise-ready benefits, including security, user experience and total cost of ownership.

“The new BlackBerry 10 operating system is an enterprise-friendly and enterprise-ready platform for getting things done,” said Univision CIO Christopher Furst. “BlackBerry has listened to the functionality we have asked for and continues to develop products that enable Univision to support employees working remotely.”

With BlackBerry Q10 smartphones, Univision employees have the classic BlackBerry QWERTY keyboard, re-engineered with predictive typing that’s paired with a touchscreen display. Employees are able to continue to be efficient in the workplace no matter where they are with features such as super-fast browsing speeds and Documents To Go that enable customers to update charts in spreadsheets, make last minute edits to documents and give interactive presentations. BlackBerry® Balance™ also enables employees to access both personal and work data, without comprising security.

“At BlackBerry, our goal is to arm enterprise customers such as Univision with a mobile platform that keeps them moving and connected to their business,” said Stephen Bates, Senior Vice President of Global Enterprise Accounts at BlackBerry. “Univision has an international, fast-paced workforce and that’s why they chose BlackBerry 10 as their mobile device platform. The BlackBerry Q10 smartphone’s advanced hardware, communications and multimedia features, along with long battery life, means employees can confidently stay ahead and take action all day long.”

Univision’s BlackBerry 10 App Offering

The desire for culturally relevant digital video for Hispanics is at its peak as more than 75 percent of the U.S. Hispanic population own a smartphone and consumption of online video has soared 282 percent over the last five years. Through the UVideos app offering on BlackBerry World, customers can now enjoy thousands of hours of the most popular content among Hispanics in both Spanish and English on BlackBerry 10 smartphones.

About BlackBerry
A global leader in wireless innovation, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. BlackBerry is listed on the NASDAQ Stock Market (NASDAQ: BBRY) and the Toronto Stock Exchange (TSX: BB). For more information, visit www.blackberry.com.

About Univision Communications Inc.
Univision Communications Inc. (UCI) is the leading media company serving Hispanic America. Its assets include Univision Network, one of the top five networks in the U.S. regardless of language and the most-watched Spanish-language broadcast television network in the country reaching 96% of U.S. Hispanic households; UniMás, a leading Spanish-language broadcast television network reaching 89% of U.S. Hispanic households; Univision Cable Networks, including Galavisión, the country’s leading Spanish-language cable network, as well as Univision tlnovelas, a 24-hour cable network dedicated to novelas, Univision Deportes Network, a 24-hour cable network dedicated to sports, ForoTV, a 24-hour Spanish-language cable network dedicated to news, and an additional suite of six cable offerings - De Película, De Película Clásico, Bandamax, Ritmoson, Telehit and Distrito Comedia; UVideos, the first bilingual digital network serving Hispanic America; Univision Studios, which produces and co-produces reality shows, dramatic series and other programming formats for the Company’s platforms; Univision Television Group, which owns and/or operates 62 television stations in major U.S. Hispanic markets and Puerto Rico; Univision Radio, the leading Hispanic radio group which owns and/or operates 69 radio stations in 16 of the top 25 U.S. Hispanic markets and Puerto Rico; Univision Interactive, a network of products and offerings including Univision.com, which continues to be the No. 1 most-visited Spanish-language website among U.S. online Hispanics, Univision Móvil, a longstanding industry-leader with unique, relevant mobile products and services, and Univision Partner Group, a specialized advertising and publisher network. Headquartered in New York City, UCI has television network operations in Miami and television and radio stations and sales offices in major cities throughout the United States. For more information, please visit Univision.net

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Media Contact:
Stephanie Frisina
BlackBerry
+1-519-597-0745
sfrisina@blackberry.com

Monica Talan
Univision Communications
212-455-5331
mtalan@univision.net

Investor Contact:
BlackBerry Investor Relations
+1.519.888.7465
investor_relations@blackberry.com

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	August 26, 2013	By:	/s/ Edel Ebbs
(Signature)
Edel Ebbs Executive Vice President, Executive Operations & Corporate Strategy, Office of the CEO